FIRST HARTFORD REALTY CORPORATION Correspondence

FIRST HARTFORD REALTY CORPORATION
149 Colonial Road
P.O. Box 1270
Manchester, CT 06045-1270\
Tel: 860/646-6555
Fax: 860/646-8572

March 5, 2009

Mr. Kevin Wood
Accounting Branch Chief
Division of Corporation Finance
United States Security and Exchange Commission
100 Street, NE
Washington, DC 20549

Re:   Your Letter Dated February 23, 2009
          File Number 008862

Comment:

Form 10-K for the fiscal year ended April 30, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

11. Investments in affiliates, Page 37

  We note your response to prior comment five. Please tell us how you considered the criteria in paragraph 17 of FIN 46 (R), as well as others if considered, in determining that Hartford Lubbock is a variable interest entity of Lubbock Parkade, Inc. And not that of the company. Additionally, please provide to us your evaluation of EITF 04-5 in reference to your 1.99% general partner interest.

Response:

We have considered FIN 46R, specifically paragraph 17, and EITF 04-5 in determining if the Company should consolidate Hartford Lubbock. Based on our analysis of FIN 46R we have concluded that the Company is not the primary beneficiary of Hartford Lubbock. Further, we have analyzed EITF 04-5 and, although the partnership agreement is silent with regard to kick-out rights, we have concluded that the Company does not exert control over the operations of Hartford Lubbock.

Hartford Lubbock is a single use entity consisting of a shopping center. The property has been financed with a nonrecourse mortgage. Therefore, the bank has no legal right to obtain a judgment against or reimbursement from the Company to the extent Hartford Lubbock defaults on its mortgage. Further, the Company has not provided any financial support for the operation of Hartford Lubbock in the form of loans or equity contributions. Any additional funds required have historically been provided by the limited partner and will continue to be provided by the limited partner if needed. In addition, we do not believe the Company has any implicit interest in Hartford Lubbock and our nominal explicit interest as the general partner is not considered significant in relation to the Company’s operations. The Company, through its wholly owned subsidiary Parkade Center, was given the general partnership interest as a matter of convenience by the Company's president Neil Ellis, the owner of the limited partner. Further, if necessary, the limited partner has consented to convert Hartford Lubbock to a general partnership.

While we understand the circumstances highlighted by the staff’s comment, we are of the position that the Company has minimal risk of loss and reward associated with the operations of Hartford Lubbock. In addition, in situations where the Company exhibits control as the general partner, the Company has appropriately consolidated the partnership’s operations.

SIG/lf

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